Nuveen Select Tax-Free Income Portfolio

333 West Wacker Drive

Chicago, Illinois 60606

May 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Select Tax-Free Income Portfolio (the “Registrant”)
Delaying Amendment for the Registrant’s Registration Statement on Form N-2 (File Nos. 333-271575 and 811-06548)

Ladies and Gentlemen,

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to the Registrant’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on May 2, 2023.

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Chicago and the State of Illinois on the 12th day of May, 2023.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact Michael Carlton of Morgan, Lewis & Bockius, LLP, external counsel to the Registrant, at (202) 373-6070.

Sincerely,

/s/ Mark Winget

Mark Winget

Vice President and Secretary